Exhibit 99.1

COMPTON ANNOUNCES RECAPITALIZATION

CALGARY, June 6, 2011 /CNW/ - Compton Petroleum Corporation (TSX: CMT) announced today a proposed recapitalization transaction (the "Recapitalization") with the following elements:

    <<
    -   Conversion of US$193.5 million of Compton Finance 10% Senior Notes due 2017 and US$46.8 million of Compton Finance 10% Mandatory
        Convertible Notes due September 2011 (together the "Notes") into equity;

    -   Addition of approximately $50.0 million of new equity raised by way of a backstopped Rights Offering (the "Rights Offering"), which will be applied to further reduce debt;

    -   Consolidation of existing common shares on a 200 to 1 basis;

    -   Reduction of total pro forma debt to $145.3 million from
        $419.6 million at March 31, 2011, resulting in a decrease of annual cash interest and financing expenses by approximately $25.5 million;

    -   Holders of Notes will receive common shares and rights in exchange for their Notes, enabling them to participate in the Rights Offering;

    -   Shareholders will:

           -  Retain their existing common shares (adjusted for the share consolidation);

           -  Receive rights enabling them to participate in the Rights
              Offering; and

           -  Receive two Cashless Warrants (as defined in the Term Sheet)
              for each share held (after giving effect to the share
              consolidation), each of which will be automatically converted into one common share if the Warrant Trigger Price is reached;
              and

    -   The Recapitalization (including the Rights Offering) is expected to be completed around the end of August 2011.
    >>
Additional details regarding the Recapitalization are contained in the summary term sheet attached to this news release (the "Term Sheet").

Management and the Board of Directors believe that the Recapitalization is in the best interest of all stakeholders, providing the following key benefits to the Corporation:

    <<
    -   Normalizes Compton's capital structure to be competitive with industry peers in the continuing low natural gas price environment

        -  Reduces the ratio of debt to trailing four quarter adjusted EBITDA from 4.4 times to 1.5 times (pro forma) at March 31, 2011

    -   Substantially improves financial strength and reduces financial risk

        -  Retires approximately $274.3 million of debt, including the
           Mandatory Convertible Notes due in September 2011 and the Senior
           Notes due in 2017

        -  Reduces the drawings on Compton's Credit Facility by the amount of the net proceeds of the Rights Offering, after deducting costs incurred in completing the Recapitalization

        -  Upon completion of the Recapitalization, the Corporation's debt structure will be comprised of the Credit Facility and the midstream financing on its Mazeppa gas plant ("MPP term
           financing")

        -  Improves Compton's financial liquidity

    -   Positions the Corporation to more aggressively invest in its asset base

        -  Decreases annual cash interest and financing expenses by approximately $25.5 million, which can be reallocated to asset development

        -  Provides the opportunity for accretive growth using only internally generated cash flow over a multi-year horizon

    -   Compton's Credit Facility borrowing base is subject to a semi-annual review as of May 31, 2011. Management is currently in discussions with the banking syndicate regarding this redetermination, including the impact of reduced natural gas prices and production. The
        Recapitalization is expected to improve Compton's liquidity position under its Credit Facility due to the removal of a reserve with respect to future interest charges on the Senior Notes and the application of the net proceeds of the Rights Offering to reduce the drawings on the Credit Facility

    -   Employees, suppliers and customers will not be affected by the
        Recapitalization
    >>
"The Recapitalization provides the best available solution to our ongoing debt issue by normalizing our capital structure to be on a level playing field with other natural gas producers," said Tim Granger, President and CEO. "The Recapitalization is critical to Compton's business strategy, providing a stronger financial foundation on which to operate. The Corporation will now be able to turn its full attention to its asset base, targeting production and cash flow growth through the internal development of its asset base."

Compton's Shareholders will benefit by collectively retaining a 7.4% interest in a substantially greater equity value (assuming Shareholders exercise their rights) and will have the potential for that equity interest to rise to 15.3% at no incremental cost if Compton's common shares reach the Warrant Trigger Price during their three-year term. Compton intends to seek to list the rights and Cashless Warrants for trading on the Toronto Stock Exchange.

BMO Capital Markets and CIBC World Markets Inc. acted as financial advisors to Compton with respect to the Recapitalization.

Compton's Board of Directors has determined that the Recapitalization is in the best interests of the Corporation and its stakeholders given, among other considerations, that it will reduce net debt by approximately $274.3 million, significantly improving Compton's capital structure and providing considerable improvement in Compton's financial liquidity. This determination was made based on a range of factors, including the recommendation of Compton's financial advisors and outside legal counsel as well as an opinion received from BMO Capital Markets addressed to the Board of Directors of the Corporation, that the Recapitalization, if implemented, is fair, from a financial point of view, to the Corporation. The successful implementation of the Recapitalization is expected to be a significant positive step for Compton in pursuing its business plan through a renewed focus on production and cash flow growth.

The Board of Directors believes that the Recapitalization transaction is a significant and positive development for Compton and its stakeholders. It is a consensual solution that is fair to both Noteholders and Shareholders, and it delivers on the Corporation's key commitment to explore and pursue strategic options to improve its capital structure and liquidity. The Board and Management believe that these transactions create a stronger company and allow for the pursuit of greater opportunities.

Tim Granger continued: "After a thorough review of options, we are convinced that it is in all stakeholders' best interests to implement the Recapitalization at this time. We believe that our capital structure, without the Recapitalization, would continue to negatively impact market valuation and the ability for the Company to operate effectively. Management expects that the Recapitalization will rectify the issues impacting the Corporation's financial position, resulting in a stronger company that can begin to actively invest in its asset base and realize asset value. The Corporation has shown its ability to be a strong operator through its solid improvements in drilling and operations. Compton's asset base provides solid growth potential through a focused land position, multi-zone opportunities and positive impact from horizontal multi-stage fracture technology."

Pro Forma Capitalization

The following table sets forth the pro forma consolidated capitalization of Compton as at March 31, 2011, assuming the completion of the Recapitalization.

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                                                     As at March 31, 2011
                                                 ----------------------------
                                                     Actual       Pro Forma
                                                 -------------  -------------
                                                        (in millions)
    Long-term Debt (including current portion):
      Credit Facility                             $     137.2    $    97.5(3)
      Senior Notes(1)(2)                          $     188.1    $         -
      Mandatory Convertible Notes(2)              $      43.7    $         -
      MPP Term Facility(4)                        $      43.2    $      43.2
      Working Capital Deficit(5)                  $       7.4    $     4.6(6)
                                                 -------------  -------------
        Total Long-term Debt (including
         current portion)                         $     419.6    $     145.3
    Shareholders' Equity
      Shareholders' Equity                        $   182.7(7)   $     457.0
                                                 -------------  -------------
        Total Capitalization                      $     602.3    $     602.3
                                                 -------------  -------------
                                                 -------------  -------------
    Number of Common Shares Outstanding                 263.6           26.4
    Number of $1.55 Warrants Outstanding(8)             138.0            0.7
    Number of Cashless Warrants Outstanding                 -            3.7
                                                 -------------  -------------
                                                 -------------  -------------

    (1) Includes discount to maturity of $0.3 million.

    (2) Amounts have been converted from United States dollars to Canadian dollars based on the Bank of Canada noon buying rate on March 31,
        2011, which was Cdn$1.00 = US$1.029.

    (3) Net proceeds of the rights offering of $40.5 million less the payment of accrued interest on the Senior Notes of $0.8 million are anticipated to be applied to reduce the amount of the outstanding
        Credit Facility.

    (4) Includes unamortized transaction costs of $0.5 million.

    (5) Working Capital Deficit represents Trade and Other Accounts Payable less, Trade and Other Accounts Receivable and Other Current Assets.

    (6) Pro Forma Working Capital Deficit reduced for the accrued interest on the Senior Notes of $0.8 million paid in cash and on the Mandatory
        Convertible Notes of $2.0 million converted to equity.

    (7) At March 31, 2011, the Corporation had Share Capital of
        $416.4 million, Share Purchase Warrants of $13.8 million, Other
        Reserves of $39.7 million and a Deficit of $287.2 million.

    (8) $1.55 Warrants are exercisable through October 5, 2011. After giving effect to the proposed consolidation of 200:1, the exercise price will be $310 per share.
    >>
Key Steps in the Recapitalization

Compton expects to hold separate Noteholder and Shareholder meetings on July 25, 2011 in Calgary, Alberta to obtain the required approvals for certain steps necessary to implement the Recapitalization transaction.

At the Noteholder meeting, Noteholders will be asked to approve a Plan of Arrangement under the Canada Business Corporations Act. The Arrangement will require the approval of Noteholders present in person or by proxy at the Meeting who hold at least two-thirds of the aggregate Principal Claim Amount (as defined in the Term Sheet) of all Noteholders present in person or by proxy at the Meeting.

All resolutions related to the Recapitalization that require Shareholder approval will require the approval of a simple majority of the votes cast by Shareholders present in person or by proxy at the Meeting with the exception of a Common Share consolidation resolution which will require the approval of two-thirds of such votes cast. If the Common Share consolidation resolution is not approved, the Recapitalization will proceed with the share counts and share subscription/exercise prices adjusted accordingly.

Details of the Recapitalization will be provided in an information circular expected to be distributed to Noteholders and existing Shareholders by the end of June 2011. In addition to Noteholder and Shareholder approvals, implementation of the Plan of Arrangement is subject to final approval of the Court, approval of the banking syndicate and receipt of all necessary regulatory and stock exchange approvals.

Subject to receiving the required approvals and to other conditions, it is anticipated that the effective date of the Arrangement will be on or about July 2011. Further information about the Recapitalization will be available on SEDAR (www.sedar.com) and the Corporation's web site(www.comptonpetroleum.com).

Rights Offering

Concurrently with and conditional upon the successful completion of the Plan of Arrangement, rights will be issued to Noteholders and Compton will concurrently launch a rights offering to raise approximately $50.0 million, before deduction of expenses, by way of an offering of additional equity to Noteholders and existing holders of Common Shares. Assuming the Common Share consolidation motion has been approved, the subscription price will be $7.82 per Common Share. Each right will entitle the holder thereof to acquire 0.48515 Common Shares. The rights will expire approximately three weeks after they are issued. Compton intends to seek to list the rights for trading on the Toronto Stock Exchange until they expire.

Noteholder Support and Rights Offering Backstop

An ad hoc committee of Noteholders (the "Committee") holding, on a combined basis, approximately 30% of the Notes have agreed to support the transaction. The Committee has committed to subscribe for any rights not exercised at the end of the Rights Offering, acting as a backstop to the rights offering. Compton will continue to solicit and obtain additional Noteholder support for the Recapitalization. Noteholders are represented by Canaccord Genuity as financial advisor and Goodmans LLP as legal advisor.

Shareholder Information

Compton will provide a transaction calculator on its website that will assist Shareholders in calculating the number of common shares, rights and Cashless Warrants that they would hold after the Recapitalization, taking into account share consolidation.

There will also be a question and answer section posted on the Corporation's website under the 'Investor Relations' section ('Recapitalization') where answers to common questions will be posted.

Additional Information

Compton will host a conference call on Monday, June 6, 2011 at 9:00 a.m. MDT (11:00 a.m. EDT) to discuss the Corporation's Recapitalization. The format of the call will be as a question and answer session for analysts and investors after a brief summary of the Recapitalization. To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at 1-888-231-8191 or 1-647-427-7450. To participate in the web cast, please visit: www.comptonpetroleum.com. The web cast will be archived two hours after the presentation at the website listed above. For a replay of this call, please dial: 1-800-642-1687 or 1-416-849-0833 and enter access code 72047010 followed by the number sign until June 13, 2011.

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, cash flow per share, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's Recapitalization transactions, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The majority of the Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue four deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, the shallower Southern Plains sand play in southern Alberta and an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. We are also focusing on developing our emerging oil potential in the Southern Plains area and in the Montana lands. Natural gas represents approximately 84% of production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

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                      Key Terms of the Recapitalization
                      ---------------------------------
    >>
All amounts are in Canadian dollars unless otherwise noted.

    <<
    Treatment of Senior Notes and MCN's (collectively, the "Notes")

    Treatment of Accrued     Accrued and unpaid cash-pay interest on the
    Interest on the Notes    Notes up to but not including the Plan Effective
                             Date shall be paid in cash on the Plan Effective
                             Date. For Notes treated in this manner (the
                             Senior Notes), the "Principal Claim Amount"
                             shall be equal to the face value of such Notes.

                             Accrued and unpaid interest on non-cash-pay
                             interest on the Notes up to but not including
                             the Plan Effective Date shall, together with the
                             face amount of such Notes, be considered the
                             Principal Claim Amount of such Notes.

    Note Exchange            The holders of Notes shall receive their pro
    Transaction              rata share, based on the Principal Claim Amount
                             of their Notes, of:

                                (a) 18,070,949 common shares (expressed on a
                                    post-share consolidation basis); and
                                (b) 9,225,286 Rights (as described below).

    Noteholder Approval      The Company will propose that the Plan of
                             Arrangement will be approved if two-thirds of
                             the Principal Claim Amount of the Notes held by
                             holders of record as of June 6, 2011, who
                             attend the meeting in person or by proxy, with
                             the holders of the MCNs and the Senior Notes
                             voting together as a single class, to approve
                             the Note Exchange Transaction.

    Treatment of Existing Common Shares

    Share Consolidation      The common shares will be consolidated on the
                             basis of 200 existing common shares to 1 new
                             common share.

    Shareholder Transaction  Each existing holder of common shares will, for each 200 common shares held prior to the
                             Recapitalization

                                (a) retain 1 common share (on a post-share
                                    consolidation basis)
                                (b) receive 2 Cashless Warrants; and
                                (c) receive 1 Right.

                             The terms of the Warrants and the Rights are
                             described below.

    Shareholder Approval     The matters to be approved by shareholders with
                             respect to the Recapitalization (excluding the
                             Share Consolidation) will be approved if they
                             are supported by a simple majority of the shares
                             held by holders of record as of the Shareholder
                             Record Date who attend the meeting in person or
                             by proxy.

                             The Share Consolidation will be approved if
                             two-thirds of the shares held by holders of
                             record as of June 20, 2011, (the
                             "Shareholder Record Date") who attend the
                             meeting in person or by proxy approve the Share
                             Consolidation. In the event that only the Share
                             Consolidation is not approved, the
                             Recapitalization will proceed with share
                             amounts, the rights subscription price and the
                             Warrant Trigger Price adjusted accordingly.

    Terms of the Cashless Warrants

    Conversion Ratio         Upon conversion, each warrant (a "Cashless
                             Warrant") issued will be converted into one
                             common share (expressed on a post-share
                             consolidation basis).

                             The Cashless Warrants will have standard
                             anti-dilution protection and adjustments for
                             dividends.

    Term                     The Cashless Warrants will expire three years
                             from the Plan Effective Date.

    Exercise                 The Cashless Warrants will be automatically
                             exchanged for common shares at any time during
                             the term of the Cashless Warrants if:

                                (a) on any day after the Plan Effective Date,
                                    the volume-weighted average trading price
                                    of the common shares on the Toronto Stock
                                    Exchange for the preceding 20 trading
                                    days is equal to or exceeds the
                                    applicable Warrant Trigger Price; or

                                (b) immediately before the completion of any
                                    transaction that would constitute a
                                    change of control of Compton (including
                                    by way of merger, plan of arrangement or
                                    similar transaction) at a price per
                                    common share, as determined by a
                                    nationally recognized investment dealer
                                    selected by the Company if all or any
                                    portion of the consideration under that
                                    transaction is other than cash, of at
                                    least equal to the applicable Warrant
                                    Trigger Price.

                             No consideration is payable by the warrant
                             holder to acquire the common shares issuable
                             upon conversion of the Cashless Warrants once
                             the Warrant Trigger Price has been reached.

                             The Warrant Trigger Price shall be as follows:

                                (a) during Year 1 of the Warrant Term: $11.92
                                (b) during Year 2:                     $12.52
                                (c) during Year 3:                     $13.14

    Rights Offering

    Offering                 The Rights Offering to raise proceeds of
                             approximately $50 million will be effected by
                             way of a prospectus in Canada and a registration
                             statement in the United States launched on or
                             shortly after the Plan Effective Date.

    Basic Subscription       Every right (a "Right") entitles the holder
    Privilege                thereof to subscribe for 0.48515 common shares
                             (expressed on a post-share consolidation basis)
                             upon payment of the Subscription Price.

    Expiry Date              On the 28th calendar day (or, if not a business
                             day, the next business day) following the Plan
                             Effective Date.

    Subscription Price       $7.82 per common share (expressed on a
                             post-share consolidation basis).

                             The subscription price shall be reduced if the
                             NYMEX Henry Hub 1-Year Futures Strip ("Strip
                             Price") is lower than US$4.15 for the three
                             consecutive business days prior to the Plan
                             Effective Date as follows:

                             Strip Price            New Subscription Price
                             -----------            ----------------------
                             US$4.14-US$4.01        $7.30
                             US$4.00-US$3.86        $6.78
                             US$$3.85-US$3.71       $6.26
                             US$3.70 or below       $5.74

    Additional Subscription  Holders of Rights, other than the Backstoppers
    Privilege                (as that term is defined below), who exercise in
                             full the Basic Subscription Privilege for their
                             Rights are also entitled to subscribe pro rata
                             for common shares, if any, not otherwise
                             purchased pursuant to the Basic Subscription
                             Privilege.

    Use of Proceeds          Repayment of debt under Compton's credit
                             facility.

    Backstop Arrangements

    Initial Backstop         The members of the Ad Hoc committee have entered
    Arrangements             into backstop agreements with the company,
                             subject to the terms of those agreements, that
                             to the extent of rights which are not exercised
                             after the expiry of the Basic Subscription
                             Privilege and the exhaustion of the Additional
                             Subscription Privilege, the parties to the
                             backstop agreements will exercise such rights.

    Additional Backstop      Under the terms of the Recapitalization, the
    Arrangements             company may, at its option, on or prior to
                             July 18, 2011, assign to other Noteholders up to
                             $18.8 million of the backstop commitment.

                             BMO Capital Markets, the company's financial
                             advisor with respect to the Recapitalization,
                             will be coordinating arrangements with
                             Additional Backstop parties on behalf of the
                             company.

    Backstop-Related         Subject to the completion of the Plan of
    Compensation             Arrangement, the expiry of the Rights Offering
                             and the performance (if and when required) of
                             the backstop obligation, the company will issue
                             to:

                                (a) Initial Backstoppers, their pro rata
                                    share, based on the amount of their
                                    backstop commitment, of 575,263 common
                                    shares
                                (b) Initial and Additional Backstoppers
                                    collectively, their pro rata share, based
                                    on the amount of their backstop
                                    commitment of:
                                          i. 1,054,318 Cashless Warrants; and
                                         ii. 2,635,796 Rights.

    Other Matters

    Listing and Trading      The common shares, Rights and common shares
                             issuable upon the exercise of the Rights and the
                             Cashless Warrants will be freely tradable (in
                             Canada and in the U.S.) upon issuance, and in
                             addition to the common shares, the Company will
                             seek to have the Rights and Cashless Warrants
                             listed on the Toronto Stock Exchange.

    Fractional Securities    No fractional common shares, rights or warrants
                             will be issued. Any fractional securities that
                             would otherwise have been issued shall be
                             rounded down to the nearest whole number.
    >>
%CIK: 0001043572

For further information: Susan J. Soprovich, Director, Investor Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email: investorinfo@comptonpetroleum.com, Website: www.comptonpetroleum.com; Tim Granger, President & CEO, Ph: (403) 205-7480; Noteholders: BMO Capital Markets, Financial Advisor, Ph: (416) 359-8100, Toll-free: (855) 446-1233; Shareholders: MacKenzie Partners, Information Agent, Ph: (212) 929-5500, Toll-free: (800) 322-2885, Email: proxy@mackenziepartners.com
CO: Compton Petroleum Corporation

CNW 08:40e 06-JUN-11